Augme Technologies, Inc.
43 West 24th Street. Suite 11B
New York, NY 10010
www.augme.com

March 12, 2010

UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Division of Corporation Finance
100 F. Street NE
Washington, DC 20549

ATTENTION:  Larry Spirgel

RE:        Augme Technologies, Inc. (formerly known as Modavox, Inc.)
Form 10-K for the year ended February 28, 2009
Filed June 15, 2009
Form 10-Q for the quarterly period ended November 30, 2009
Filed January 19, 2010
File No. 333-57818

Dear Mr. Spirgel:

As Chief Executive Officer and Principal Financial Officer of Augme Technologies, Inc. (formerly known as Modavox, Inc. (“the Company”)), I am writing in response to your letter dated February 26, 2010, regarding the above-referenced Form 10-K filed by the Company for the year ended February 28, 2009 and the Form 10-Q filed by the Company for the quarterly period ended November 30, 2009 (the “Comment Letter”).  As discussed in our responses below, the Company intends to modify its disclosure in future filings in response to the comments raised in the Comment Letter.

For ease of reference, paragraph numbering below corresponds to the numbering used in the Comment Letter.

Form 10-K for the year ended February 28, 2009

Market for Common Equity and Related Stockholder Matters, page 27

1.  WITH RESPECT TO EACH SALE OF UNREGISTERED SECURITIES, DISCLOSE THE DATE OF SALE AND AMOUNT OF SECURITIES SOLD, AND STATE THE FACTS RELIED UPON TO MAKE THE RELEVANT EXEMPTION FROM REGISTRATION AVAILABLE.  SEE ITEM 701 OF REGULATION S-K.

Company Response: In future filings the Company will include for each sale of unregistered securities the information required by Item 701 of Regulation S-K.

Management’s Discussion and Analysis, page 31

2.  THE COMMISSION’S INTERPRETIVE RELEASE NO. 34-48960, “COMMISSION GUIDANCE REGARDING MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS,” EXPLAINS THAT COMPANIES MUST DISCUSS AND ANALYZE KNOWN TRENDS, EVENTS, DEMANDS, COMMITMENTS AND UNCERTAINTIES THAT ARE REASONABLY LIKELY TO HAVE A MATERIAL EFFECT ON FINANCIAL CONDITION OR OPERATING PERFORMANCE.  PLEASE EXPAND YOUR MANAGEMENT’S DISCUSSION AND ANALYSIS IN FUTURE FILINGS TO PROVIDE, TO THE EXTENT PRACTICABLE, A REASONABLY DETAILED AND QUANTITATIVE ANALYSIS OF ALL KNOWN MATERIAL TRENDS OR UNCERTAINTIES.  FOR EXAMPLE, WE NOTE YOUR STATEMENT ON PAGE 32 THAT YOU HAVE NOT YET DEVELOPED A SALES INFRASTRUCTURE, DISTRIBUTION AND FULFILMENT STRATEGY TO ALLOW YOU TO PROJECT SUSTANABLE GROWTH AND PROFITABILITY FROM THE INTERACTIVE PRODUCTS DIVISION.  PLEASE PROVIDE MANAGEMENT’S ASSESSMENT OF WHEN YOU WILL BE ABLE TO GENERATE INCREASED REVENUES FROM THIS DIVISION.  WE ALSO NOTE THAT YOU ATTRIBUTE A “LARGE PERCENTAGE” OF YOUR INCREASED SELLING, GENERAL AND ADMINISTRATIVE EXPENSES TO YOUR PENDING LITITGATION.  PLEASE PROVIDE MORE DETAILED INFORMATION REGARDING THE PORTION OF SUCH EXPENSES ATTRIBUTABLE TO YOUR LITIGATION AND THE NATURE OF THE OTHER SELLING, GENERAL AND ADMINISTRATIVE EXPENSES.  THESE ARE JUST EXAMPLES.

Company Response:  In future filings the Company will include a more detailed discussion of the costs associated with litigation and the impact of such costs on our operating results  and will include, to the extent practicable, disclosure relating to known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on our financial condition and operating results.

Liquidity and Capital Resources, page 34

3.  WE NOTE YOUR STATEMENT THAT YOUR CURRENT LIQUIDITY IS NOT ADEQUATE TO FUND YOUR CURRENT OPERATIONS WITHOUTH SUPPLEMENTAL FUNDS FROM SALES OF EQUITY.  HOWEVER, YOU ALSO STATE THAT YOU BELIEVE YOU WILL HAVE SUFFICIENT CASH FLOW FROM OPERATIONS AND FINANCING ACTIVITIES TO CONTINUE FOR THE NEXT TWELVE MONTHS AND TO IMPLEMENT YOUR GROWTH STRATEGY.  REVISE YOUR DISCLOSURE TO PROVIDE A MORE DETAILED DISCUSSION OF YOUR PLANS TO MEET BOTH YOUR SHORT-TERM AND LONG-TERM LIQUIDITY NEEDS.  SUCH DISCLOSURE SHOULD SPECIFICALLY IDENTIFY THE COSTS ASSOCIATED WITH YOUR GROWTH STRATEGY AND THE NATURE OF THE DISCUSSIONS YOU HAVE HAD WITH WARRANT HOLDERS AND PROSPECTIVE FINANCING SOURCES TO OBTAIN SUPPLEMENTAL FUNDS FROM THE SALES OF EQUITY.  PLEASE NOTE THAT WE CONSIDER “LONG-TERM” TO BE THE PERIOD IN EXCESS OF THE NEXT TWELVE MONTHS.  SEE SECTION III.C OF RELEASE NO. 34-26831 AND FOOTNOTE 43 OF RELEASE NO. 34-48960.

Company Response:  In future filings the Company will provide a more detailed discussion of how the Company will meet both its short-term and long-term liquidity needs, specifically identifying the costs associated with the Company’s growth strategy.

Committees of the Board of Directors, page 43

4.  IDENTIFY EACH OF THE MEMBERS OF YOUR COMPENSATION COMMITTEE AND CORPORATE GOVERNANCE AND NOMINATING COMMITTEE.  SEE ITEM 407(B) OF REGULATION S-K.

Company Response:  In future filings the Company will identify each of the members of our compensation committee and corporate governance and nominating committee.

Item 11 – Executive Compensation, page 44

5.  PROVIDE COMPENSATON INFORMATION FOR TWO FISCAL YEARS.  SEE ITEM 402(N)(1) OF REGULATION S-K.

Company Response:  In future filings the Company will provide the proper number of years of compensation information in accordance with Item 402 of Regulation S-K.

6.  PLEASE NOTE THAT THE TOTAL COMPENSATION COLUMN (COLUMN J) SHOULD REFLECT THE SUM OF ALL AMOUNTS REPORTED IN COLUMNS (C) THROUGH (I).  IT APPEARS THAT YOU HAVE NOT INCLUDED THE DOLLAR VALUE OF THE OPTIONS AWARD IN YOUR TOTAL.  SEE ITEM 402(N)(2)(X) OF REGULATION S-K.

Company Response:  The Company acknowledges that column (j) of the Summary Compensation Table improperly did not include the dollar value of the option award amount in column (f).  We will ensure that future filings properly reflect the sum of the amounts in columns (c) through (i) of the Summary Compensation Table.

7.  PLEASE EXPLAIN IN YOUR RESPONSE THE REDUCTION IN COMPENSATION REFLECTED IN THE “ALL OTHER COMPENSATION” COLUMN FOR MR. IDE.  INCLUDE NARRATIVE DISCLOSURE, WHERE MATERIAL, OF ITEMS INCLUDED UNDER “ALL OTHER COMPENSATION.”  SEE ITEM 402(O)(7) OF REGULATION S-K.

Company Response:  For the fiscal year ended February 28, 2009, Mr. Ide agreed to forego certain salary totaling $26,824.  The Company improperly reported this forfeited salary in the “All Other Compensation” column (Column (c)), when it should have reported the salary actually paid in Column (c) and nothing in Column (i).  In future filings we will include narrative disclosures, where material, of any items included under “All Other Compensation,” pursuant to Item 402(O)(7) of Regulation S-K.

8.  PROVIDE NARRATIVE DISCLOSURE REGARDING THE TERMS OF THE OPTIONS AWARDED TO YOUR NAMED EXECUTIVE OFFICERS, INCLUDING BUT NOT LIMITED TO THE DATE OF EXERCISABILITY AND ANY CONDITIONS TO EXERCISABILITY.  SEE ITEM 402(O)(4) OF REGULATION S-K.

Company Response:  In future filings the Company will provide the narrative disclosures required in accordance with Item 402(o)(4) of Regulation S-K.

9.  WE NOTE YOUR REFERENCE TO A SALARY OF $35,000 “PLUS COMMISSION’ FOR MR. SPENARD IN 2009.  ANY COMMISSION OR SIMILAR PAYMENTS SHOULD BE CLEARLY DISCLOSED.

Company Response:  In future filings we will clearly disclose the amount of any commission or similar payment, rather than a summary reference to the same.

Exhibits

10. PLEASE FILE YOUR ARTICLES OF INCORPORATION AND BYLAWS AS EXHIBITS TO YOUR FORM 10-K FOR THE FISCAL YEAR ENDED FEBRUARY 28, 2010.  SEE ITEM 601(B)(3) OF REGULATION S-K.

Company Response:  We will include our Articles of Incorporation and Bylaws as Exhibits to our Form 10-K for the fiscal year ended February 28, 2010, and we will do so for all future 10-K filings.

Exhibit 31.1

11. THE CERTIFICATION PROVIDED BY MR. SEVERINI AND FILED AS EXHIBIT 31.1 OMITS THE INTRODUCTORY LANGUAGE IN PARAGRAPH FOUR THAT REFERS TO THE CERTIFYINIG OFFICER’ RESPONSIBILITY FOR ESTABLISHING AND MAINTAINING INTERNAL CONTROL OVER FINANCIAL REPORTING.  IN FUTURE FILINGS PLEASE INCLUDE THIS LANGUAGE.  SEE ITEM 601(B)(31) OF REGULATION S-K.

Company Response:  In future filings we will include the introductory language in paragraph four to Exhibit 31.1 in accordance with item 601(b)(31) of Regulation S-K.

Form 10-Q filed January 19, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

12. WE NOTE THE DISCLOSURE REGARDING YOUR DISPOSITION OF THE INTERNET RADIO OPERATONS AND THE ANTICIPATED RESULTING REDUCTION IN YOUR EXPENSES.  PLEASE REVISE YOUR DISCLOSURE IN FUTURE FILINGS TO PROVIDE MANAGEMENT’S ASSESSMENT OF THE IMPACT SUCH DISPOSITION WILL HAVE ON YOUR REVENUES.  WE NOTE THAT REVENUES FROM YOUR INTERACTIVE PRODUCTS DIVISION WERE ONLY $30,623 AND REVENUES FROM THE NEWLY-ACQUIRED AUGME DIVISION WERE ONLY $40,508 DURING THE QUARTER ENDED NOVEMBER 30, 2009.

Company Response:  In future filings we will provide management’s assessment of the anticipated impact to revenues resulting from the disposition of the Internet Radio operations.

13. WE NOTE YOUR DISCLOSURE THAT “OTHER THAN AS SET FORTH ABOVE” THERE HAS BEEN NO CHANGE IN THE COMPANY’S INTERNAL CONTROL OVER FINANCIAL REPORTING DURING THE QUARTER ENDED NOVEMBER 30, 2009 THAT HAS MATERIALLY AFFECTED OR IS REASONABLY LIKELY TO MATERIALLY AFFECT YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING.  IF APPLICABLE, REVISE YOUR DISCLOSURE IN FUTURE FILINGS TO STATE CLEARLY THAT THERE WERE CHANGES IN YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING THAT HAVE MATERIALLY AFFECTED, OR ARE REASONABLY LIKELY TO MATERIALLY AFFECT, YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING.

Company Response:  In future filings we will state clearly whether there were any changes in internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

* * *

We appreciate the opportunity to provide the above clarifications and to make the identified improvements to our future filings.  Please let me know if you would like additional information or further clarification on any of the above items, or any other matter.

Sincerely,

/s/ Mark D. Severini
Mark D. Severini
Chief Executive Officer & Principal Financial Officer